Exhibit 99.10

CONSENT OF PAUL TIETZ

The undersigned hereby consents to (i) the use of the written disclosure derived from the Technical Report and Preliminary Feasibility Study for the San Rafael Property, Sinaloa, Mexico dated April 29, 2016 and from the Technical Report and Preliminary Feasibility Study for the Relief Canyon Project, Pershing County, Nevada dated July 6, 2018, and the use of the written disclosure regarding the San Felipe Mineral Resource estimate in Americas Gold and Silver Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 9, 2020

/s/ Paul Tietz
Paul Tietz, C.P.G.